

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 24, 2014

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

> RE: MetLife Insurance Company of Connecticut:
> MetLife of CT Separate Account Eleven for Variable Annuities
> Accumulation Annuity ("Nat'l Version")
> Initial Registration Statement filed on Form N-4
> File Nos. 811-21262 and 333-197658
>
> Metropolitan Life Insurance Company:
> Metropolitan Life Separate Account E
> Accumulation Annuity ("NY Version")
> Initial Registration Statement filed on Form N-4
> File Nos. 811-04001 and 333-198314

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received, respectively, on July 25, 2014 and August 22, 2014. We have given the registration statements a full review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the courtesy copy of the revised Nat'l Version prospectus provided to the staff on September 3, 2014, and Item references are to the item numbers set forth in Form N-4. In addition, all comments apply to both the Nat'l and NY Versions unless stated otherwise.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2. For the Nat'l Version, please note that a registration statement providing the actual name of the both the depositor and separate account and attendant disclosure (*see*

e.g., "Other Information" on page 35 of the prospectus and page 3 of the statement of additional information ("SAI")) must be filed prior to any grant of effectiveness.

This applies to Item 26 of Part C as well.

PROSPECTUS

3.   Front Cover Page

Please compare the highlighted last sentence of the first paragraph with the highlighted sentence following the "Example" on page 23 under "Preservation and Growth Rider (PGR)" on page 23 and revise each so they are consistent with each other.

4.   Highlights (page 5)

For the NY Version, the "State Variations" section on page 5 has been appropriately deleted; however, the last two sentences of the disclosure are still applicable and therefore, should be retained.

5.   Fee Tables and Examples (page 6)

a.   For the Nat'l Version, please note that the Fidelity VIP Money Market Portfolio is only used during the free look period for California residents age 60 and over (see page 12). Therefore, if it can never be used during the accumulation period, the minimum value in the Total Annual Portfolio Expenses table on page 7 should reflect the operating fees for the Fidelity VIP FundsManager 60% Portfolio as both the minimum and maximum expenses.

Please note that this comment also applies to the fee table for the MetLife Growth and Income variable annuity contract.

b.   For the NY Version, please provide 0.88% as the Maximum <u>and</u> Minimum total annual portfolio expenses in the table on page 10.

c.   For the Nat'l Version, please delete the footnote "(1)" following the maximum operating fee of "0.88%" shown in the current table.

6.   The Annuity Contract (page 10)

Please highlight the last three sentences of the second paragraph.

7.   Purchase (page 11)

a.   Please expand the first sentence of the seventh paragraph under "Purchase Payments" on page 11 to better explain the exact circumstances under which the

company may "reject any application or Purchase Payment" and the extent to which it may do so.

b.   For the Nat'l Version, under "California Free look requirements for Purchasers Age 60 and Over" on page 12, please clarify that after the free look expires, the Account Value will be transferred to Investment Options per an Owner's allocation instructions if more than one Investment Option is available at that time.

8.   Investment Options (page 14)

For the Nat'l Version, please revise the first sentence to reflect that the contract offers two Investment Options. The disclosure, however, should identify the limited use of the money market portfolio.

9.   Expenses (page 16)

Please disclose the <u>current</u> Annual Mortality and Expense Charge and the Preservation and Growth Rider (PGR) Fee Rate.

10.   Access to Your Money (page 21)

Please revise the last sentence of the first paragraph to clarify that your Beneficiary may also have access to the money through certain annuity options, *e.g.*, Annuity Options 2 and 3 on page 19 and Annuity Options 5 and 6 on page 20.

11.   Living Benefit – Preservation and Growth Rider (PGR) (page 23)

a.   Please include Appendix A, which is referenced in the second paragraph, and also reflect it in the table of contents.

b.   For clarity, please include an example of the Optional Step Up where the PGR Amount will increase.

12.   Federal Income Tax Status (page 29)

a.   Please confirm this section is current, *e.g.*, relevance of "2009 RMD Waiver" subsection on page 30 of prospectus and last paragraph preceding "Financial Statements" on page 8 of SAI.

b.   Please confirm applicability of disclosure provided under "3.8% Tax on Net Investment Income" on page 32 as such disclosure has not been consistently provided in other recent registration statements filed by the registrant and its affiliates.

13.   For the NY Version, please revise the "Abandoned Property Requirements" section on page 36 as it applies in New York.

14.   Other Information – The Separate Account (NY Version on page 49)

Given the changes in the third paragraph from defined terms (see page 4) to non-defined terms, please briefly define "contract value" and "income payments." Similarly, if the defined term "Investment Options" has a different meaning when lower-cased, then please also briefly disclose that difference or retain the upper-cased spelling of the term.

15.   Financial Statements (page 38)

For the Nat'l Version, the current disclosure makes reference to providing the financial statements of not only the depositor and separate account, but also the MetLife Investors Insurance Company and Exeter Reassurance Company, LTD. For clarity, please add disclosure to put into context the relevance of these companies to MetLife Insurance Company of CT.

Please revise the disclosure under "Financial Statements" on page 8 of the SAI accordingly as well.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

16.   Please reconcile the actual captions on page 2 of the statement of additional information ("SAI") with those provided on the last page of the prospectus on page 38 as well as the captions actually used in the body of the SAI, *e.g.*, "Company" vs "The Insurance Company" in the table of contents.

17.   Please confirm the absence of "State Regulation" and "The Separate Account" disclosure in the NY Version's SAI, which was provided in the Nat'l Version under "The Insurance Company" on page 3 of the its SAI.

18.   For the NY Version, please delete "for Variable Annuities" from the name of the separate account on the front cover page of the SAI.

19.   Please confirm all applicable disclosure has been provided in response to Item 18, in particular, note the disclosure required by Item 18(c)

20.   Please provide, if applicable, disclosure in response to Item 20(d).

PART C

21.   For the NY Version, please note the redundancy of the second and third paragraphs under Item 28.

22. Please revise and resubmit your powers of attorney to be more specific to the filing, *i.e.*, refer to <u>exact</u> name of contract or provide the file number under the Securities Act of 1933.

23. **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

24. **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to

change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office